UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Apogee Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03760F100

(CUSIP Number)

Mr. Herbert Stein

Apogee Technology, Inc.

129 Morgan Drive

Norwood, Massachusetts 02062

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03760F100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H.M. Stein Associates, Herbert M. Stein, General Partner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts (USA)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,466,334 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,466,334 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.3%

14.	Type of Reporting Person (See Instructions) PN

(1) The partners of H.M. Stein Associates are Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee Corporation. Mr. Stein has an 8% general partnership interest in H.M. Stein Associates. Mr. Stein and his wife, Renee Stein, are the sole stockholders of Fairlee Corporation, which has a 1% general partnership interest in H.M. Stein Associates. Mr. Stein disclaims beneficial ownership of 91% of the shares held by H.M. Stein Associates.

CUSIP No. 03760F100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Herbert M. Stein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC/WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts (USA)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,541,100

	8.	Shared Voting Power 1,577,734 (2)

	9.	Sole Dispositive Power 1,541,100

	10.	Shared Dispositive Power 1,577,734 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,118,834

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 23.3%

14.	Type of Reporting Person (See Instructions) IN

(2) With respect to 1,466,334 of these shares, Herbert Stein has shared voting and investment power but disclaims beneficial ownership of 91% of such shares.

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.01 par value per share (the “Common Stock”), of Apogee Technology, Inc. (the “Issuer”), a Delaware corporation having its principle executive office at 129 Morgan Drive, Norwood, MA 02062.

Item 2.	Identity and Background

This statement is being filed by H.M. Stein Associates and Herbert M. Stein. The partners of H.M. Stein Associates are Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee Corporation. Mr. Stein has an 8% general partnership interest in H.M. Stein Associates. Mr. Stein and his wife, Renee Stein, are the sole stockholders of Fairlee Corporation, which has a 1% general partnership interest in H.M. Stein Associates. In accordance with the foregoing, Mr. Stein disclaims beneficial ownership of 91% of the Common Stock of the Issuer held by H.M. Stein Associates.

The address and principal business office of H.M. Stein Associates and Herbert M. Stein is 71 Fairlee Road, Waban, MA 02468.

The principal business of H.M. Stein Associates is to directly or indirectly invest in, hold, sell and otherwise deal in for its own account securities and enter into, make and perform all contracts and other undertakings, and engage in all activities and transactions necessary or advisable to the carrying out of the foregoing objectives and purposes.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Herbert M. Stein is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On August 30, 2000, the Issuer registered 4,669,522 shares of its Common Stock on Form 10-SB. At that time, H.M. Stein Associates held 834,450 shares of the Issuer’s Common Stock. Originally, working and investment capital of H.M. Stein Associates was the source of the funds for the purchase previous to the registration and no part of the funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. Also included on the same registration statement were 30,000 shares of the Issuer’s Common Stock held directly by Mr. Stein, and 50,700 shares of the Issuer’s Common Stock held by Mr. Stein’s wife. In addition to the foregoing, from July 1, 1997 through June 7, 2004, Mr. Stein has received stock options under the Issuer’s 1997 Employee, Director and Consultant Stock Option Plan (“Stock Option Plan”). From 2000 to 2004, Mr. Stein purchased 20,700 shares of the Issuer’s Common Stock in the open market.

Most recently, on December 21, 2005, the Issuer’s Board of Directors accelerated the vesting of certain unvested stock options previously awarded to employees and non-employee members of the Board of Directors under the Issuer’s Stock Option Plan. The vesting provision provides Herbert M. Stein with 655,000 currently exercisable options, increasing Mr. Stein’s total exercisable options to 1,445,000 options. The Board only accelerated the vesting of those options having exercise prices in excess of $2.00 per share and did not accelerate the vesting of any options with exercise prices below $2.00 per share.

None of the Reporting Persons is the record or beneficial holder of any other shares of the Issuer, or has any rights to purchase any shares of the Issuer, other than as reported in the preceding paragraphs.

Item 4.	Purpose of Transaction

As a result of a determination by the Issuer’s Board of Directors due in part to a change in the laws, on December 21, 2005, the Issuer’s Board of Directors accelerated the vesting of certain unvested stock options previously awarded to employees and non-employee members of the Board of Directors under the Issuer’s 1997 Employee, Director and Consultant Stock Option Plan. The vesting provision provides Herbert M. Stein with 665,000 currently exercisable options. As a result of the vesting of stock options, Herbert M. Stein’s beneficial ownership in the Issuer’s Common Stock increased from 19.5% to 23.3%. This transaction is more completely described on the Issuer’s Current Report on Form 8-K, filed on December 28, 2005.

H.M. Stein Associates and Herbert M. Stein acquired the shares of Common Stock for investment purposes. Depending on market conditions, the prospects and financial condition of the Issuer, and other factors, H.M. Stein Associates or Herbert M. Stein may acquire or dispose of shares of the Issuer’s Common Stock. Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans or proposals which relate to or would result in:

(a)                                  The acquisition by any person of additional securities of the Issuer or disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                    Any other material change in the Issuer’s business or corporate structure;

(g)                                 Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)                                     Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)                                  H.M. Stein Associates may be deemed to beneficially own 12.3% or 1,466,334 shares of the Issuer’s Common Stock. Herbert M. Stein may be deemed to beneficially own 23.3% or 3,118,834 shares of the Issuer’s Common Stock, of which 1,445,000 shares are subject to a currently exercisable option. Generally, Herbert M. Stein, the general partner of H.M. Stein Associates, disclaims all of the shares of common stock held by H.M. Stein Associates, other than shares in which he has a pecuniary interest.

(b)                                 The partners of H.M. Stein Associates are Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee Corporation. All of the partners of H.M. Stein Associates have shared voting and dispositive power of the 1,466,334 shares of Common Stock of the Issuer. Herbert M. Stein has sole voting and dispositive power of 1,541,100 shares of Common Stock of the Issuer. He has shared voting and dispostive power with respect to 1,577,734 shares of Common Stock of the Issuer.

(c)                                  Other than as described above, no transactions in the Issuer’s Common Stock have been effected during the past sixty days by any of the Reporting Persons.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Schedule 13D.

(e)                                  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1. Joint Filing Agreement

Signature

After reasonable inquiry and to the best of its, his or her knowledge and belief, each of the undersigned certified that the information set forth in this statement is true, complete and correct.

Date:	March 3, 2006

H.M. STEIN ASSOCIATES

By: Herbert M. Stein, its General Partner

By:	/s/ Herbert M. Stein
Name: Herbert M. Stein
Title: General Partner

HERBERT M. STEIN

By:	/s/ Herbert M. Stein
Name: Herbert M. Stein